EXHIBIT 21

                               LIST OF SUBSIDIARIES

      As of November 30, 1999, Amethyst Financial Company Ltd. has the following subsidiaries, each of which is an international business company incorporated under the laws of the British Virgin Islands:

      Petrodrill Four Limited

      Petrodrill Five Limited

      Petrodrill Six Limited

      Petrodrill Seven Limited